Mail Stop 4561

July 7, 2006

By U.S. Mail

Mr. George A. Schaefer, Jr.
Chief Executive Officer
Fifth Third Bancorp
38 Fountain Square Plaza
Cincinnati, OH 45263

> **Re:** **Fifth Third Bancorp**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **File No. 000-08076**

Dear Mr. Schaefer:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief